FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 25, 2022 of Diana Shipping Inc. (the "Company") announcing the Company’s financial results for the fourth quarter and year ended December 31, 2021.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-256791) that was filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 25, 2022	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer,
Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2021
DECLARES CASH DIVIDEND OF 20 CENTS PER SHARE FOR THE FOURTH QUARTER OF 2021

ATHENS, GREECE, February 25, 2022 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today reported net income of $41.1 million and net income attributed to common stockholders of $39.7 million for the fourth quarter of 2021, including a gain of $15.3 million from the spin-off of OceanPal Inc. This compares to a net loss of $7.4 million and net loss attributed to common stockholders of $8.9 million, including a $1.9 million impairment loss, reported in the fourth quarter of 2020.

Time charter revenues were $68.8 million for the fourth quarter of 2021, compared to $42.7 million for the same quarter of 2020. The increase in time charter revenues was mainly due to increased average time charter rates that the Company achieved for its vessels during the quarter. This increase was partly offset by decreased revenues due to decreased ownership days compared to last year, resulting from the sale of vessels.

Net income for the year ended December 31, 2021 amounted to $57.4 million and net income attributed to common stockholders amounted to $51.6 million, including a $1.4 million gain on sale of vessels and $15.3 million gain from the spin-off of OceanPal Inc. This compares to a net loss of $134.2 million and net loss attributed to common stockholders of $140.0 million, including a $104.4 million impairment loss and $1.1 million loss on sale of vessels, for the same period of 2020. Time charter revenues were $214.2 million for the year ended December 31, 2021, compared to $169.7 million for the same period of 2020.

Dividend Declaration

The Company declared a cash dividend on its common stock of $0.20 per share, based on the Company’s results of operations during the fourth quarter ended December 31, 2021. The cash dividend will be payable on or about March 21, 2022 to all shareholders of record as of March 9, 2022. The Company has 84.67 million shares of common stock issued and outstanding.

	Fleet Employment Profile (As of February 24, 2022)
	Diana Shipping Inc.’s fleet is employed as follows:
	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT

	8 Panamax Bulk Carriers
-	PROTEFS	A	$10,650	5.00%	Reachy International (HK) Co., Limited	8-Feb-21	29-Nov-21	1
	2004 73,630
-	CALIPSO	A	$10,400	5.00%	Viterra Chartering B.V., Rotterdam	22-Jan-21	29-Nov-21	1
	2005 73,691
1	MELIA		$25,750	5.00%	Viterra Chartering B.V., Rotterdam	11-Jun-21	7-Apr-22 - 7-Jun-22
	2005 76,225
2	ARTEMIS		$10,250	5.00%	Glencore Agriculture B.V., Rotterdam	30-Nov-20	10-Mar-22 - 25-Mar-22	2
	2006 76,942
3	LETO		$9,000	4.75%	Cargill International S.A., Geneva	21-May-20	3-Oct-21
			$25,500	4.75%	Aquavita International S.A.	3-Oct-21	1-Feb-23 - 15-Apr-23
	2010 81,297
4	SELINA	B	$26,500	5.00%	ASL Bulk Shipping HK Limited	2-Sep-21	15-Jun-22 - 15-Sep-22
	2010 75,700
5	MAERA	B	$26,000	5.00%	ASL Bulk Shipping HK Limited	18-Sep-21	1-Oct-22 - 15-Dec-22
	2013 75,403
6	ISMENE		$16,500	5.00%	Tongli Shipping Pte. Ltd.	11-Mar-21	23-Nov-21
			$18,500	4.75%	Cargill International S.A., Geneva	23-Nov-21	15-Dec-22 - 15-Feb-23
	2013 77,901
7	CRYSTALIA	C	$26,100	5.00%	Uniper Global Commodities SE, Düsseldorf	21-Sep-21	1-Oct-22 - 15-Dec-22
	2014 77,525
8	ATALANDI	C	$9,300	5.00%	Uniper Global Commodities SE, Düsseldorf	14-Jun-20	5-Oct-21
			$24,500	4.75%	Aquavita International S.A.	5-Oct-21	15-Feb-23 - 30-Apr-23
	2014 77,529
	6 Kamsarmax Bulk Carriers
9	MAIA	D	$25,000	5.00%	Viterra Chartering B.V., Rotterdam	20-Jun-21	1-May-22 - 30-Jun-22	3
	2009 82,193
10	MYRSINI	D	$27,750	5.00%	Bocimar International N.V.	11-May-21	15-Nov-21
			$22,000	4.75%	Cargill International S.A., Geneva	15-Nov-21	1-Dec-22 - 31-Jan-23
	2010 82,117
11	MEDUSA	D	$11,000	4.75%	Cargill International S.A., Geneva	19-Nov-20	3-Mar-22	2
	2010 82,194
12	MYRTO	D	$28,500	5.00%	Solebay Shipping Transocean Company Limited	10-Sep-21	15-Aug-22 - 15-Oct-22
	2013 82,131
13	ASTARTE		$25,000	5.00%	Mitsui O.S.K. Lines Ltd.	20-May-21	28-Dec-21	4,5
			$21,500	5.00%	Tongli Shipping Pte. Ltd.	30-Jan-22	15-Apr-23 - 15-Jun-23
	2013 81,513

14	LEONIDAS P. C.		$24,500	4.75%	Cargill International S.A., Geneva	18-Feb-22	1-Mar-23 - 30-Apr-23	6
	2011 82,165
	5 Post-Panamax Bulk Carriers
15	ALCMENE		$25,500	5.00%	Refined Success Limited	28-Jul-21	25-Nov-21	7
			$17,100	5.00%	SwissMarine Pte. Ltd., Singapore	25-Nov-21	20-Dec-22 - 5-Mar-23
	2010 93,193
16	AMPHITRITE	E	$27,000	5.00%	BG Shipping Co., Limited, Hong Kong	13-Sep-21	15-Oct-22 - 15-Dec-22
	2012 98,697
17	POLYMNIA	E	$12,100	5.00%	CLdN Cobelfret SA, Luxembourg	22-Nov-20	4-Feb-22	8
			$24,750	5.00%		4-Feb-22	15-Jan-23 - 15-Mar-23
	2012 98,704
18	ELECTRA	F	$21,000	5.00%	Tongli Shipping Pte. Ltd.	28-Apr-21	10-Mar-22 - 10-Apr-22	2
	2013 87,150
19	PHAIDRA	F	$28,000	5.00%	Uniper Global Commodities SE, Düsseldorf	2-Sep-21	1-Jul-22 - 15-Sep-22
	2013 87,146
	(11 + 1 TBD) Capesize Bulk Carriers
20	ALIKI		$20,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	18-Mar-21	21-Feb-22
			$24,500	5.00%	Koch Shipping Pte. Ltd., Singapore	21-Feb-22	1-Feb-23 - 15-Apr-23
	2005 180,235
21	BALTIMORE		$56,000	4.75%	Olam International Limited, Singapore	27-Sep-21	27-Dec-21
			$10,500	5.00%	Trafigura Maritime Logistics Pte. Ltd.	8-Feb-22	4-Apr-22	9,10
	2005 177,243
-	SALT LAKE CITY		$13,000	5.00%	C Transport Maritime Ltd., Bermuda	9-Jan-21	29-Nov-21	1
	2005 171,810
22	SEMIRIO	G	$13,500	5.00%	SwissMarine Pte. Ltd., Singapore	1-Jan-21	15-Dec-21
			$19,700	5.00%	C Transport Maritime Ltd., Bermuda	15-Dec-21	15-Aug-23 - 15-Nov-23
	2007 174,261
23	BOSTON	G	$25,500	5.00%	C Transport Maritime Ltd., Bermuda	16-Jun-21	15-Apr-22 - 15-Jun-22
	2007 177,828
24	HOUSTON	G	$27,000	5.00%	Koch Shipping Pte. Ltd., Singapore	30-Aug-21	15-Jul-22 - 15-Oct-22
	2009 177,729
25	NEW YORK	G	$14,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	29-Dec-20	16-Apr-22 - 30-Jun-22
	2010 177,773
26	SEATTLE	H	$12,300	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	27-Apr-20	27-Feb-22	11
			$26,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	27-Feb-22	1-Oct-23 - 15-Dec-23	12
	2011 179,362

27	P. S. PALIOS	H	$26,500	4.75%	Olam International Limited, Singapore	5-Jun-21	7-Mar-22 - 15-Apr-22	2
	2013 179,134
28	G. P. ZAFIRAKIS	I	$13,200	5.00%	Koch Shipping Pte. Ltd., Singapore	31-May-20	1-Dec-21
			$22,750	4.75%	Cargill International S.A., Geneva	1-Dec-21	1-Nov-22 - 31-Dec-22
	2014 179,492
29	SANTA BARBARA	I	$17,250	4.75%	Cargill International S.A., Geneva	9-Jan-21	6-Mar-22 - 12-Mar-22	2,13
	2015 179,426
30	NEW ORLEANS		$15,500	5.00%	Nippon Yusen Kabushiki Kaisha	3-Dec-20	8-Mar-22 - 25-Mar-22	2
	2015 180,960
31	(tbn. FLORIDA)		-	-	-	-	-	14,15

	2022 181,500
	4 Newcastlemax Bulk Carriers
32	LOS ANGELES	J	$14,250	5.00%	Engelhart CTP Freight (Switzerland) SA	6-Jun-20	23-Dec-21	16
			$26,250	5.00%	Koch Shipping Pte. Ltd., Singapore	30-Jan-22	15-Jan-23 - 15-Mar-23
	2012 206,104
33	PHILADELPHIA	J	$28,500	5.00%	Classic Maritime Inc.	22-Apr-21	7-Mar-22 - 16-Mar-22	2
	2012 206,040
34	SAN FRANCISCO	K	$24,700	5.00%	Olam International Limited, Singapore	11-Feb-21	18-Feb-22	17,18
			$30,500	5.00%	Koch Shipping Pte. Ltd., Singapore	18-Feb-22	1-Mar-23 - 15-May-23
	2017 208,006
35	NEWPORT NEWS	K	$18,400	5.00%	Koch Shipping Pte. Ltd., Singapore	8-Sep-20	16-Dec-21
			$28,000	5.00%		16-Dec-21	1-Jul-23 - 30/Sep/2023	19
	2017 208,021
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Vessel was delivered to her new owners on November 29, 2021.
2 Based on latest information.
3 Vessel off-hire for about 29 days.
4 The charterers agreed to compensate the owners, for all the days over and above the maximum redelivery date (December 15, 2021), with hire rate equal to the average of Baltic Panamax 82 Index 5TC weighted time charter average or the vessel’s present Charter Party rate, whichever is higher.

5 Vessel on scheduled drydocking from December 28, 2021 to January 30, 2022.
6 Vessel was delivered to the Company on February 16, 2022.
7 Charterers compensated owners with hire equal to the average of BPI P3A_82 route for the overrun days starting on October 30, 2021 and paid pro rata until the actual redelivery date and time of the vessel back to owners and only in case the BPI P3A_82 route for the overrun days was higher than current hire rate i.e. USD25,500 otherwise current hire rate to remain for that day.

8 Charterers have agreed to compensate the owners, for all the days over and above the new maximum redelivery date (January 13, 2022), with hire rate equal to the average of Baltic Panamax 82 Index 5TC weighted time charter average plus 15% or vessel’s present Charter Party rate, whichever is higher.

9 Redelivery date based on an estimated time charter trip duration of about 55 days.
10 Charter included a one time ballast bonus payment of US$1,000,000.
11 Expected redelivery date from the charterers.
12 Expected delivery date to the charterers.
13 Charterers have agreed to compensate the owners, for all the days over and above the maximum redelivery date (March 5, 2022), with hire rate equal to the average of Baltic Cape Index 5TC weighted time charter average plus 23% or vessel’s present Charter Party rate, whichever is higher.

14 The dwt is based on shipbuilding contract.
15 Expected date of delivery to the Company by the end of the first quarter of 2022.
16 Vessel on scheduled drydocking from December 23, 2021 to January 30, 2022.
17 The charter rate was US$17,750 per day for the first one hundred five (105) days of the charter period.
18 Vessel on scheduled drydocking from November 2, 2021 to November 20, 2021.
19 Vessel currently off hire for drydocking.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$68,845	$42,657	$214,203	$169,733
Voyage expenses	821	3,020	5,570	13,525
Vessel operating expenses	18,194	22,407	74,756	85,847
Net income/(loss)	41,140	(7,430)	57,394	(134,197)
Net income/(loss) attributed to common stockholders	39,698	(8,872)	51,625	(139,966)
FLEET DATA
Average number of vessels	35.0	40.0	36.6	40.8
Number of vessels	33.0	40.0	33.0	40.0
Weighted average age of vessels	10.4	10.2	10.4	10.2
Ownership days	3,216	3,680	13,359	14,931
Available days	3,184	3,623	13,239	14,318
Operating days	3,171	3,610	13,116	14,020
Fleet utilization	99.6%	99.6%	99.1%	97.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$21,364	$10,940	$15,759	$10,910
Daily vessel operating expenses (2)	$5,657	$6,089	$5,596	$5,750

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Friday, February 25, 2022.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13726800.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
REVENUES:
Time charter revenues	$68,845	$42,657	$214,203	$169,733
EXPENSES:
Voyage expenses	821	3,020	5,570	13,525
Vessel operating expenses	18,194	22,407	74,756	85,847
Depreciation and amortization of deferred charges	10,089	10,309	40,492	42,991
General and administrative expenses	8,130	7,030	29,192	32,778
Management fees to related party	238	506	1,432	2,017
Vessel impairment charges	-	1,869	-	104,395
(Gain)/loss on sale of vessels	-	-	(1,360)	1,085
Other expense/(gain)	303	(359)	603	(230)
Operating income/(loss)	$31,070	$(2,125)	$63,518	$(112,675)

OTHER INCOME / (EXPENSES):
Interest expense and finance costs	(5,216)	(4,632)	(20,239)	(21,514)
Interest and other income	97	35	176	728
(Loss)/gain on extinguishment of debt	-	-	(980)	374
(Loss)/gain on related party investments	15,189	(708)	14,919	(1,110)
Total other income/(expenses), net	$10,070	$(5,305)	$(6,124)	$(21,522)

Net income/(loss)	$41,140	$(7,430)	$57,394	$(134,197)
Dividends on series B preferred shares	(1,442)	(1,442)	(5,769)	(5,769)
Net income/(loss) attributed to common stockholders	39,698	(8,872)	51,625	(139,966)
Earnings/(loss) per common share, basic	$0.51	$(0.10)	$0.64	$(1.62)

Earnings/(loss) per common share, diluted	$0.48	$(0.10)	$0.61	$(1.62)
Weighted average number of common shares, basic	78,495,204	86,799,922	81,121,781	86,143,556

Weighted average number of common shares, diluted	83,432,834	86,799,922	84,856,840	86,143,556

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020

Net income/(loss)	$41,140	$(7,430)	$57,394	$(134,197)
Other comprehensive income/(loss) (Actuarial income/(loss))	2	(20)	2	(40)
Comprehensive income/(loss)	$41,142	$(7,450)	$57,396	$(134,237)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	December 31, 2021	December 31, 2020*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$126,788	$82,909
Other current assets	15,566	41,752
Vessels, net	643,450	716,178
Other fixed assets, net	39,129	21,704
Investments in related parties	7,644	-
Other non-current assets	9,582	9,867
Total assets	$842,159	$872,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of deferred financing costs	$423,675	$420,314
Other liabilities	25,080	23,526
Total stockholders' equity	393,404	428,570
Total liabilities and stockholders' equity	$842,159	$872,410

*	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020

Net cash provided by operating activities	$32,216	$5,927	$89,705	$17,234
Net cash provided by/(used in) investing activities	(14,702)	(1,114)	13,363	10,484
Net cash used in financing activities	$(36,975)	$(12,290)	$(59,189)	$(73,097)